EXHIBIT 4.126

Execution Version

Memorandum of Agreement

Made and entered into between:-

CROWN GOLD RECOVERIES (PROPRIETARY) LIMITED

(Reg No 1988/005115/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "A")**;

of the first part;

and

EAST RAND PROPRIETARY MINES LIMITED

(Reg No 1893/000773/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "B"**;

of the second part;

and

ELSBURG GOLD MINING JOINT VENTURE

(a joint venture comprising those entities more fully referred to hereafter and herein represented by Diederik Albert Willem van der Walt and Daniel Pretorius, they being duly authorised hereto as will appear from a resolution of the executive committee thereof annexed hereto **marked "C"**;

of the third part;

and

ERGO MINING (PROPRIETARY) LIMITED

(Reg No 2007/004886/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "D"**;

of the fourth part;

and

(Reg No 2007/017509/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "E"**;

of the fifth part;

and

MOGALE GOLD (PROPRIETARY) LIMITED

(Reg No 1996/010274/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 14th day of August 2008, and a certified copy whereof is annexed hereto **marked "F"**;

of the sixth part.

1. **Definitions**

   1.1   In this agreement, unless inconsistent with the context, the following terms

   and/or expressions shall have the separate meanings assigned to them

   hereunder and for purposes of convenience the said definitions are reflected

   throughout this agreement in capitals:-

1.1.1   "**ANCILLARY AGREEMENTS**"   shall mean the interlinking agreements more fully described in the schedule thereof annexed hereto and **marked** <u>**"G"**</u>;

1.1.2   "**ANGLOGOLD**"   shall mean AngloGold Ashanti Limited (Reg No 1944/017354/06);

1.1.3   "**ANGLOGOLD AGREEMENT**"   shall mean the Memorandum of Agreement made and entered into by and between **ANGLOGOLD**, **ERGO MINING**, **DRD SA** and **MINTAILS SA** at Johannesburg on the 6 August 2007 and shall be deemed to include the various addenda thereto respectively dated the 17 August 2007, 30 August 2007, 21 November 2007, 28 February 2008 and 15 May 2008 relating to the sale and purchase respectively of the **ERGO MINING ASSETS**, upon the terms and conditions therein set forth;

1.1.4   "**BRAKPAN CIL 1 PLANT**"   shall collectively mean the gold circuit plant [initially acquired by **HVH** from **ANGLOGOLD** in terms of the **HVH**

AGREEMENT and subsequently sold:-

- by **HVH** to **MOGALE**; thereafter

- by **MOGALE** to **ERGO URANIUM** and refurbished by the latter; thereafter

- by **ERGO URANIUM** to **ERGO MINING** (with effect from the 31 July 2008)]

and being those items marked in purple and blue (and identified by the yellow block printed pointers) in **Annexe "H"** hereto and constituting the following:-

- electrical power factor correction
- flotation building;
- fitting/electrical workshop;
- desanding building;
- admin building;
- R.W.B. Reservoir;
- tailings thickener No 2;
- tailings thickener No 4;

- elution building;

- tank farm;

- residue area;

- piping workshop;

- plating workshop;

- fitting workshop;

- tailings pump house;

- hot and cold sumps;

- rigging workshop;

- medical centre;

- clear water reservoir;

- change house;

- plant stores;

- Sallies return; and

- settling ponds

and in no way derogating therefrom including whatever **RIGHTS** and/or **SERVITUDES** are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line and/or pipeline rights and/or other infrastructural services, the weigh bridge and pipe yard to the exclusion, however, of the **BRAKPAN CIL 2**

PLANT;

1.1.5 "**BRAKPAN CIL 2 PLANT**"

shall collectively mean the gold circuit plant and the infrastructure therefor [initially acquired by **HVH** from **ANGLOGOLD** in terms of the **HVH AGREEMENT** and subsequently sold:-

- by **HVH** to **MOGALE**; thereafter

- by **MOGALE** to **ERGO URANIUM**; thereafter

- by **ERGO URANIUM** to **ERGO MINING** in its prevailing "voetstoots" state (with effect from the 31 July 2008)]

and being those items which are uncoloured on the whole of the plan annexed hereto and **marked "H"** including whatever **RIGHTS** and/or **SERVITUDES** are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line and/or pipeline rights and/or other infrastructural services to the exclusion,

however, of the **BRAKPAN CIL 1 PLANT** ;

1.1.6 "**BRAKPAN PLANTS**" shall collectively mean the **BRAKPAN CIL 1 PLANT**, the **BRAKPAN CIL 2 PLANT** and such additional infrastructure therefor and which comprises the whole of the plan which constitutes **Annexe "H"** hereto and on the basis that should any dispute arise as to what comprises the aforesaid plants, then and in such event the provisions of clause 13 infra shall be and become applicable;

1.1.7 "**BUSINESS**" shall mean, in relation to:-

- the **ELSBURG JV**, the business of mining, recovery, treatment and processing of gold from the gold bearing tailings situate on the **ELSBURG DUMPS**; or

- **ERGO MINING**, the business of recovery, treatment and processing of the **MATERIAL** from the **POST**

CONSOLIDATION EVENT RESOURCES , in the event of the exercise of the **CONSOLIDATION EVENT**,

as the case may be;

1.1.8 "**CLOSING DATE**" shall mean the date of the fulfilment or waiver, as the case may be, of the condition precedent in clause 3 infra and shall at latest be 7 (seven) business days thereafter;

1.1.9 "**CONSOLIDATED ASSETS**" shall collectively mean the **ERGO MINING ASSETS** and the **ERPM ASSETS**;

1.1.10 "**CONSOLIDATION EVENT**" shall mean the written notification by **ERGO MINING** to **CROWN** and **ERGO URANIUM** to be delivered within a period of 6 (six) months after the conclusion of the **FEASIBILITY STUDY** or the 30 June 2009, whichever shall be the earlier, that **ERGO MINING** has elected to pursue the **CONSOLIDATION PROCESS** and

upon the receipt of which notice **CROWN**, **ERGO MINING** and **ERGO URANIUM** respectively shall be obligated to participate in such process and to collectively contribute thereto the **POST CONSOLIDATION EVENT RESOURCES**;

1.1.11 "**CONSOLIDATION PROCESS**"

shall mean the actual commitment by:-

- **CROWN** of the **CROWN RESOURCE**;

- **ERGO MINING** of the **ELSBURG JV RESOURCE**, the **ERGO MINING RESOURCE** and the **ORPHAN DUMPS**; and

- **ERGO URANIUM** of the **PAMODZI RESOURCE**

and the consolidation thereof, that is the **POST CONSOLIDATION EVENT RESOURCES** so as to facilitate the establishment by **ERGO MINING** of an economically viable enterprise for the recovery, treatment and processing of the **MATERIAL** on the basis that the

economic benefits to be derived therefrom will redound to the exclusive benefit of **ERGO MINING**, less the **COSTS** occasioned thereby;

1.1.12 "**COST/COSTS**" shall mean and include all overheads, salaries, wages, accommodation,

transportation, costs of leasing, management, marketing, professional services, risk obligations and any other costs relating to the mining operations conducted, pursuant to the **MINING USER CONTRACT**, and the rehabilitation of the relevant footprints in respect thereof and such costs shall be exclusive of any Value Added Tax in terms of the **VAT ACT** unless stated to the contrary;

1.1.13 "**CROWN**" shall mean Crown Gold Recoveries

(Proprietary) Limited (a wholly owned subsidiary of **DRD SA**) and shall be deemed to include its successors in title or permitted assigns;

1.1.14 "**CROWN RESOURCE**"   shall, to the exclusion of what is generally known and described as the **CROWN** "*Life of Mine*" (as more fully identified in **Annexe "I(1)"** hereto), mean the resource identified in **Annexe ~~"I(2)"~~** hereto and the use of the line rights and/or pipeline rights and/or other supply rights and whether pursuant to extant **SERVITUDES** or new **SERVITUDES** to be registered, and as more fully identified in **Annexe "I(3)"** hereto;

1.1.15 "**CROWN GOLD CIRCUIT**"   shall, if the **CONSOLIDATION EVENT** is not timeously triggered, mean a gold circuit which **CROWN** will establish to treat **MATERIAL** from the **CROWN RESOURCE** for gold, on the basis that the economic benefits to be derived therefrom, less all **COSTS** occasioned thereby, shall redound to the exclusive benefit of **CROWN**;

1.1.16   "**DME**"   shall mean the Department of Minerals

Republic of South Africa;

1.1.17 "**DRD SA**"   shall mean DRDGold South African

Operations (Proprietary) Limited (Reg No 2005/033662/07), a company controlled by DRDGold Limited, a public company listed on the JSE Limited Securities Exchange;

1.1.18 "**EFFECTIVE DATE**"   shall mean the 23 November 2007 notwithstanding the **SIGNATURE DATE**;

1.1.19 "**ELSBURG DUMPS**"   shall mean approximately 187 (one hundred and eighty seven) million tonnes of tailings or residue referred to as the "*Elsburg Dumps*", the ownership whereof, including the land upon which same are situated, vests in **ERPM**;

1.1.20   "**ELSBURG JV**"   shall mean the joint venture established between the following entities whose proportionate partnership interests in such joint venture were as at the **EFFECTIVE DATE**, are as at the **SIGNATURE DATE** and will be as at

the **CLOSING DATE** as follows:-

1.1.20.1   **MOGALE** - 50% (fifty per centum) thereof; and

1.1.20.2 **ERPM** - 50% (fifty per centum) thereof;

1.1.21   "**ELSBURG JV RESOURCE**"   shall mean the residue of the **ELSBURG DUMPS** after the extraction therefrom of gold by the **BRAKPAN CIL 1 PLANT** and which residue shall be dumped onto the Brakpan Tailings Dam pending the activation of the **CONSOLIDATION PROCESS** when such resource shall constitute part and parcel of the **POST CONSOLIDATION EVENT RESOURCES**;

1.1.22 "**EMP**"   shall mean the Environmental Management Programme pertaining to the **ELSBURG DUMPS** and as approved by the **DME**;

1.1.23 "**ENVIRONMENT**"   shall mean the environment, including

water, ground water, land surface, soil, subsurface strata and plant and animal life and furthermore, without limitation, the meaning ascribed to that term in the National Environmental Management Act, No 109 of 1998, as amended;

1.1.24 "**ENVIRONMENTAL LEGISLATION**"

shall mean all applicable South African laws including, without limitation, the National Environmental Management Act, No 109 of 1998, as amended, as referred to in clause 1.1.23 supra, common law, statutes, codes, directives and the like, and all rules, regulations, orders or statutory guidance directives made thereunder, concerning the **ENVIRONMENT**;

1.1.25 "**ERGO MINING**"

shall mean Ergo Mining (Proprietary)

Limited (and shall be deemed to include its successors in title or permitted assigns), the authorised share capital whereof is R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1 ,00 (one rand) each and the issued share capital

whereof:-

1.1.25.1 was as at the **EFFECTIVE DATE** and is as at the **SIGNATURE DATE**, R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each and the registered and/or beneficial owners whereof were and are as at such dates as follows:-

- **DRD SA** as nominee for **CROWN** - 150 (one hundred and fifty) shares; and

- MinTails Gold and Uranium Limited of Mauritius as nominee for **ERGO URANIUM** - 150 (one hundred and fifty) shares;

1.1.25.2 as at the **CLOSING DATE** will be R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of R1,00 (one rand) each, the registered and/or beneficial owners whereof will be as follows:-

- **CROWN** - 300 (three hundred) shares; and

- **ERGO URANIUM** - 300 (three hundred) shares;

1.1.26 "**ERGO MINING ASSETS**" shall mean the **BRAKPAN PLANTS**, beneficial ownership whereof vested in **ERGO MINING** (subject to the reserved rights of **ANGLOGOLD** in terms of the **ANGLOGOLD AGREEMENT**) with effect from the 31 July 2008 notwithstanding that **ERGO MINING** had the usage thereof with effect from the **EFFECTIVE DATE** and which assets are more fully identified in a

schedule thereof annexed hereto and **marked "J"**;

1.1.27 "**ERGO MINING RESOURCE**"

shall collectively mean the *"Benoni Cluster"* and the *"Ergo Dumps"* as more fully defined in clauses 1.1.4 (as read with Annexe "E") and 1.1.6 (as read with Annexe "E") of the **ANGLOGOLD AGREEMENT** and which definitions shall be deemed incorporated herein;

1.1.28 "**ERGO URANIUM**"

shall mean Ergo Uranium (Proprietary) Limited (Reg No 2007/017509/07), a company indirectly controlled by **MINTAILS AUS**;

1.1.29 "**ERGO URANIUM GOLD CIRCUIT**"

shall, if the **CONSOLIDATION EVENT** is not timeously triggered, mean a gold circuit which **ERGO URANIUM** may establish to treat the **MATERIAL** from the **ERGO MINING RESOURCE**, the **PAMODZI RESOURCE** and the **ORPHAN DUMPS** for gold, on the basis that the economic benefits to be derived therefrom, less all **COSTS** occasioned thereby, shall redound to the exclusive

benefit of **ERGO URANIUM**;

1.1.30 "**ERPM**" shall mean East Rand Proprietary Mines Limited (a wholly owned subsidiary of **DRD SA**) and shall be deemed to include its successors in title;

1.1.31 "**ERPM ASSETS**" shall mean what is generally known and described as the Elsburg Mining Tailings and the infrastructure therefor, collectively comprising:-

1.1.31.1 the **ELSBURG DUMPS**;

1.1.31.2 the old order used mining **RIGHTS** attaching thereto; and

1.1.31.3 the **ERPM** rights to pump, subject to regulatory constraints, subterranean water on the basis that the receiving party will assume the obligation for payment of a proportionate share of the

COSTS associated therewith,

to the exclusion of the '*Cason Tailings*', the latter being part of the remainder of **CROWN**'s existing "*Life of Mine*";

1.1.32 "**ERPM JOINT VENTURE PARTICIPATION**"

shall mean the joint venture interest of 50% (fifty per centum) in the **ELSBURG JV** to be allocated to **ERPM** as more fully referred to hereafter, *inter alia*, in consideration for the conclusion by **ERPM** of the **MINING USER CONTRACT**;

1.1.33 "**FEASIBILITY STUDY**"

shall mean the study to be undertaken by **ERGO MINING** (in consultation with **CROWN**, the **ELSBURG JV** and **ERGO URANIUM**) and at its **COST** to determine whether the **CONSOLIDATION PROCESS** will be economically viable and in the interests of **CROWN**, the **ELSBURG JV**, **ERGO MINING** and **ERGO URANIUM** and which, if positive, will entitle **ERGO MINING** to trigger the

CONSOLIDATION EVENT;

1.1.34 "**HVH**" shall mean HVH Gold (Proprietary) Limited, an indirect subsidiary of **MINTAILS SA**;

1.1.35 "**HVH AGREEMENT**" shall mean the memorandum of agreement entered into by and between **ANGLGOLD**, **HVH** and Skeat Gold Mining Limited at Johannesburg on the 20 November 2006 relating to the sale and purchase respectively of the **BRAKPAN PLANTS** and shall be deemed to include the first addendum thereto dated the 9 May 2007;

1.1.36 "**KEY INDIVIDUALS**" shall mean members of the senior management and/or those persons occupying key positions at **CROWN** and/or **ERGO MINING** and/or **ERPM** and who may be seconded from time to time by such companies to:-

- the **ELSBURG JV** for the conduct of its **BUSINESS**; or

- **ERGO MINING** for the conduct of

its **BUSINESS**, that is the operations of the **CONSOLIDA-TION PROCESS**, if the **CONSOLIDATION EVENT** is triggered,

and on the basis that such individuals will remain employed by the company in question but whose remuneration package shall nevertheless be paid by the **ELSBURG JV** or **ERGO MINING**, as the case may be;

1.1.37 "**LAND**" shall mean the freehold land upon which the **ELSBURG DUMPS** are situated and as delineated in green on the plan annexed hereto and ~~marked "K",~~ the relevant lot numbers being more fully described in the table therein contained (the area delineated in pink is an area upon which the **ELSBURG DUMPS** are also situated, same however being the property of the Ekhurhuleni Council);

1.1.38 "**LEASE**" shall mean the agreement of lease to be entered into by and between **ERPM** as the lessor and the **ELSBURG JV** as the lessee of the **LAND** upon which the dumps are situated so as to enable the **ELSBURG JV** to mine, recover, treat and process the gold bearing ore on the **ELSBURG DUMPS** in terms of **PHASE 1**, and on the salient terms and conditions more fully set forth in the schedule annexed hereto and **marked "L"**;

1.1.39 "**MATERIAL**" shall collectively mean the ore bearing material bearing gold and other **MINERALS**;

1.1.40 "**MHSA**" shall mean the Mines Health and Safety Act, No 29 of 1996;

1.1.41 "**MINERALS**" shall, after the completion of each run of **PHASE 1**, mean:-

1.1.41.1 any gold; and

metals bearing ore or other materials, *inter alia*, uranium and sulphuric acid to be mined, recovered and

processed by **ERGO MINING** from the **ELSBURG JV RESOURCE** and if the **CONSOLIDATION PROCESS** is activated, then from the **POST CONSOLIDATION EVENT RESOURCES**

1.1.42 "**MINING USER CONTRACT**"

shall mean this agreement [governing, *inter alia*, the mining, recovery, treatment and processing of:-

- gold from the ore extracted from the **ELSBURG DUMPS** by the **ELSBURG JV**; and

- **MINERALS** from the **POST CONSOLIDATION EVENT RESOURCES** in the event of the activation of the **CONSOLIDATION PROCESS**,

as the case may be] and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;

1.1.43 "**MINTAILS AUS**"   shall mean Mintails Limited of Australia, a public company, the shares whereof are listed on the Australian Stock Exchange;

1.1.44 "**MINTAILS SA**"   shall mean MinTails SA (Proprietary) Limited (Reg No 2004/007547/07), a company indirectly controlled by **MINTAILS AUS**;

1.1.45 "**MOGALE**"   shall mean Mogale Gold (Proprietary) Limited (a wholly owned subsidiary of **MINTAILS SA** and in the course of being restructured to facilitate the entry of a Black Economic Empowerment shareholder) and shall be deemed to include its successors in title;

1.1.46 "**MPRDA**"   shall mean the Mineral and Petroleum Resources Development Act, No 28 of

2002, as amended;

1.1.47 "**ORPHAN DUMPS**" shall mean the mine tailings dumps in respect whereof the **RIGHTS** to mine have been applied for by **ERGO MINING** and which are situate upon land either in close proximity to the **BRAKPAN PLANTS** or in other areas where the mining **RIGHTS** attaching thereto have lapsed for whatever reason;

1.1.48 "**PAMODZI RESOURCE**" shall mean what is generally known and described as the Grootvlei Dumps which **ERGO URANIUM** is currently negotiating to acquire from Pamodzi Gold Limited and as more fully identified in a schedule thereof annexed hereto and **marked "M"**;

1.1.49 "**PARTICIPANTS**" shall, if the **CONSOLIDATION EVENT** is timeously triggered, mean:-
- **CROWN** in respect of the **CROWN RESOURCE**;
- **ERGO MINING** in respect of the

ELSBURG JV RESOURCE, the **ERGO MINING RESOURCE** and the **ORPHAN DUMPS**; and

. **ERGO URANIUM** in respect of the **PAMODZI RESOURCE**;

1.1.50 "**PARTIES**" shall mean all six parties to the **MINING USER CONTRACT**;

1.1.51 "**PHASE 1**" shall mean each and every extraction of gold bearing ore from the **ELSBURG DUMPS** (which for the purposes hereof shall be deemed to include what is generally known and described as the Benoni Dumps) and the treatment and processing thereof by the **ELSBURG JV** and the subsequent realisation of the gold by the **ELSBURG JV** as agent for and on behalf of **ERPM** and on the basis that the net proceeds thereof shall redound to the exclusive benefit of the **ELSBURG JV** and paid to it on a quarterly basis and whereafter the **ELSBURG JV RESOURCE** shall be dumped onto the Brakpan Tailings Dam

pending the activation of **PHASE 2**;

1.1.52	"**PHASE 2**"	shall, following the completion of each gold bearing ore run of **PHASE 1**, mean the extraction of the **MINERALS** from the **POST CONSOLIDATION EVENT RESOURCES** in the event of the **CONSOLIDATION EVENT** being triggered and on the basis that the economic benefits to be derived therefrom, less the **COSTS** occasioned thereby, shall redound to the exclusive benefit of **ERGO MINING**;
1.1.53	"**POST CONSOLIDATION EVENT RESOURCES**"	shall collectively mean the **ELSBURG JV RESOURCE** and the **PRE-CONSOLIDATION EVENT RESOURCES**;
1.1.54	"**PRE CONSOLIDATION EVENT RESOURCES**"	shall collectively mean the **CROWN RESOURCE**, the **ERGO MINING RESOURCE**, the **PAMODZI RESOURCE** and the **ORPHAN DUMPS**;

1.1.55 "**RIGHTS**"   shall mean all the mining and ancillary rights which may be operative in respect of one, more or all of the **CONSOLIDATED ASSETS** and/or the **ELSBURG JV** and/or **ERPM** and/or **ERGO MINING** as granted by the **DME** and/or its predecessor from time to time and in no way derogating therefrom shall, in the event of the **CONSOLIDATION EVENT** being triggered, include **CROWN** and/or the **CROWN RESOURCE** and/or **ERGO MINING** and/or the **ERGO MINING RESOURCE** and/or the **ELSBURG JV RESOURCE** and/or the **ORPHAN DUMPS** and/or **ERGO URANIUM** and/or the **PAMODZI RESOURCE** and in no way derogating from the aforegoing shall, in relation to **ERPM**, include the Surface Right permits more fully reflected on the plan and schedule annexed hereto **marked "N"**;

1.1.56 "**SERVICE LEVEL AGREEMENT/S**"   shall mean the stand-alone service level

between:-

- the **ELSBURG JV** of the one part and one or more of **CROWN**, **ERGO MINING** or **ERPM** of the other part; and/or

- **ERGO MINING** of the one part and one or more of **CROWN**, the **ELSBURG JV** or **ERGO URANIUM** or **ERPM** of the other part,

and relating to the supply of those services more fully identified in **Annexe "O"** hereto, to facilitate the conduct by the **ELSBURG JV** of its **BUSINESS** and by **ERGO MINING** of its **BUSINESS** and the **COSTS** applicable thereto shall be borne and paid by one or more of the **PARTICIPANTS** as set forth in such schedule;

1.1.57 "**SERVITUDES**" shall mean all and/or any notarial deeds of servitude or cession of existing servitudes or surface right permits, as the case may be, to be executed and registered (where applicable) by any

one or more of the **PARTIES** in favour of the other/s of them in perpetuity and whether such servitudes or surface right permits are for any one or more or all of the following:-

1.1.57.   the right of way for road and/or railway line purposes;

1.1.57.2 the conveyance of mine water and/or slurry pipelines;

1.1.57.3 overhead or underground electrical cables for the transmission of electricity;

1.1.57.4 the laying of pipelines for any justifiable mining; and

1.1.57.5 tailings pipelines and/or pump stations;

and such other servitudes or permits as may be necessary in order to facilitate the conduct of the **BUSINESSES**

contemplated by the **MINING USER CONTRACT** and all of which, once granted, shall be operative in perpetuity and whether same are effected by way of cession of existing servitudes or pursuant to new servitudes following on the appropriate surveys and the preparation and registration of the relevant surveyor diagrams;

1.1.58 "**SIGNATURE DATE**" shall mean the date of signature of the **MINING USER CONTRACT** by the **PARTY** last signing same;

1.1.59 "**TERM SHEET**" shall mean the Term Sheet entered into on or about the 23 November 2007 by and between **CROWN**, **DRD SA**; **ERPM**, **ERGO MINING**, **ERGO URANIUM**, **HVH**, **MINTAILS AUS**, **MINTAILS SA** and **MOGALE** and relating to a joint venture between **DRD SA** of the Republic of South Africa and **MINTAILS AUS** and/or their respective subsidiaries;

1.1.60 "**VAT ACT**" shall mean the Value Added Tax Act, No

89 of 1991, as amended.

1.2   Words importing:-

1.2.1   the singular shall include the plural and *vice versa*;

1.2.2   any one gender shall include the others;

1.2.3   persons shall, where the context admits, include firms or corporations.

1.3   Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4   Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5   When any number of days is prescribed in the **MINING USER CONTRACT**, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6   The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the

eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7   Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **MINING USER CONTRACT**.

1.8   The terms of the **MINING USER CONTRACT** having been negotiated, the *contra pro ferentem* rule shall not be applied in the interpretation thereof.

1.9   Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example *"winding-up"* or *"curatorship"*) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **MINING USER CONTRACT** may apply or to the laws of which any party cited hereunder may be or become subject.

2   **Recordal**

It is recorded that:-

2.1   **DRD SA** and **MINTAILS AUS**, acting through their respective subsidiaries, have agreed, pursuant to the **TERM SHEET**, to establish a large uranium, gold and other minerals, mining, recovery, treatment and processing business;

2.2   to this end the **MINING USER CONTRACT** and the **ANCILLARY**

AGREEMENTS are to be concluded between **DRD SA** and/or any one or more

of its subsidiaries on the one hand and **MINTAILS AUS** and/or any one or

more of its subsidiaries on the other hand;

2.3   as an integral part of the aforegoing:-

2.3.1   **DRD SA** and **MINTAILS SA** have caused to be established a

special purpose vehicle, namely **ERGO MINING** (with its

shareholders as **CROWN** and **ERGO URANIUM**) on the one hand

and a joint venture, namely the **ELSBURG JV** (with its joint

venturers as **ERPM** and **MOGALE**) on the other hand;

2.3.2   the **ERPM ASSETS** are owned by **ERPM** and it has agreed:-

2.3.2.1   to grant the **ELSBURG JV** the right to use the same;

and

2.3.2.2   to lease the **LAND** upon which the **ELSBURG**

DUMPS are situated to the **ELSBURG JV** in terms of

the **LEASE**,

for the duration of the **MINING USER CONTRACT** and for the

purposes therein set forth;

2.3.3   **ERGO MINING** has acquired the **ERGO MINING ASSETS** (in

respect of the **BRAKPAN PLANTS** with effect from the 31 July

2008 albeit that it had the usage thereof from the **EFFECTIVE DATE**) and is the owner of the **ERGO MINING RESOURCE** and it has agreed to lease to the **ELSBURG JV**:-

2.3.3.1   the **BRAKPAN CIL 1 PLANT**; and

2.3.3.2   those movables which constitute an integral part of the **ERGO MINING ASSETS** and as more fully identified in a schedule thereof annexed hereto and **marked " P"**,

for the duration and for the purposes of this agreement;

2.3.4   **ERPM** and **ERGO MINING** have accordingly agreed that the **CONSOLIDATED ASSETS** are used by the **ELSBURG JV** to mine, recover, treat and process the **ELSBURG DUMPS** on a basis whereby:-

2.3.4.1   the **CONSOLIDATED ASSETS** will remain the property of **ERPM** or **ERGO MINING**, as the case may be;

2.3.4.2   the **ELSBURG DUMPS** will be mined, treated and processed in two phases as follows:-

.   **PHASE 1** : by the **ELSBURG JV** in order to extract the gold content therefrom and on the

basis that economic benefits to be derived therefrom will redound to the exclusive benefit of **ELSBURG JV** whereas the **COSTS** attributable thereto shall be borne and paid by the **ELSBURG JV**; and thereafter

.   **PHASE 2** : by **ERGO MINING** for the extraction of the **MINERALS** from the **POST CONSOLIDATION EVENT RESOURCES** in the event of the **CONSOLIDATION EVENT** being triggered, and on the basis that the economic benefits to be derived therefrom will redound to the exclusive benefit of **ERGO MINING** and the **COSTS** attributable to **PHASE 2** shall be borne and paid by **ERGO MINING** and/or the **PARTICIPANTS** as more fully referred to hereafter;

2.4   ownership of the **CONSOLIDATED ASSETS** and all the **RIGHTS** will remain vested in:_

2.4.1   **CROWN** in respect of the **CROWN RESOURCE**; and/or

2.4.2   **ERPM** in respect of the **ELSBURG DUMPS**; and/or

2.4.3   **ERGO MINING** in respect of:-

2.4.3.1   the **ELSBURG JV RESOURCE**, the **ERGO MINING RESOURCE** and the **ORPHAN DUMPS**)from the date of the acquisition thereof); and/or

2.4.3.2   the **ERGO MINING ASSETS** (in respect of the **BRAKPAN PLANTS** with effect from the 31 July 2008 albeit that it had the usage thereof from the **EFFECTIVE DATE**); and/or

2.4.4   **ERGO URANIUM** in respect of the **PAMODZI RESOURCE** (from the date of the acquisition thereof),

as the case may be;

2.5   **ERGO MINING** shall, pursuant to the **MINING USER CONTRACT**, mine, recover, treat and process the **MINERALS** through the **POST CONSOLIDATION EVENT RESOURCES** in terms of **PHASE 2** in order to exploit the economic benefits to be derived therefrom; and

2.6   the **PARTIES** have reached agreement in regard to all the aforegoing as more fully set forth hereafter.

3   **Condition Precedent**

3.1   Notwithstanding anything to the contrary in the **MINING USER CONTRACT**

AGREEMENTS by the respective parties thereto - on or before the 21 August 2008.

3.2   The aforesaid condition shall be capable of being waived by all the **PARTIES** in writing at any time on or before the date afore-referred to.

3.3   Should the aforesaid condition not be fulfilled or waived within the period afore-referred to or within such extended period/s as the **PARTIES** may in writing agree upon, then and in such event and as a pre-requisite to any termination of the **MINING USER CONTRACT**, the **PARTIES** shall meet and in good faith enter into negotiations with the objective of addressing the problem giving rise to the possible termination of such contract so as to facilitate the continuity thereof in the interests of all the **PARTIES**. Should the problem not be capable of being addressed after the expiration of a period of 90 (ninety) days following on such meeting, then and in such event only shall the **MINING USER CONTRACT** be deemed null and void *ab initio* and the **PARTIES** shall, to the extent that the **MINING USER CONTRACT** may have been partially implemented, be obliged to restore each other as near as possible to the *status quo ante* and none of the **PARTIES** shall have any claim/s against the other or others of them, as the case may be, save and except in the event of a breach of the provisions of clause 3.4 infra.

3.4   The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their best endeavours to timeously sign and/or procure the signature of all documents and/or the furnishing of all relevant information as may be

Applicable to each of them, upon written request therefor to facilitate the fulfilment of the conditions in clause 3.1 supra.

4   **Warranties**

4.1   **By CROWN**

Subject to the fulfilment or waiver of the condition precedent in clause 3.1 supra, **CROWN** does hereby represent and warrant in favour of the remaining **PARTIES** and upon the veracity whereof the **MINING USER CONTRACT** shall be founded and which warranties shall be fundamental to the transaction, that:-

4.1.1   the **CROWN RESOURCE** is lawfully and beneficially owned by **CROWN** and it is accordingly entitled to deal therewith in accordance with the provisions of the **MINING USER CONTRACT** and that such resource is not subject to the rights of any third parties, whether in relation to any encumbrance or otherwise;

4.1.2   to the best of its knowledge and belief, there is no impediment, be it from the **DME** or otherwise, to the conclusion of the **MINING USER CONTRACT** and in relation to the subject matter thereof;

4.1.3   in the event of **ERGO MINING** electing to trigger the **CONSOLIDATION EVENT**, then for the duration of the **MINING USER CONTRACT**, it undertakes to make available to **ERGO MINING** the use of the **CROWN RESOURCE** for the

CONSOLIDATION PROCESS and agrees to participate in such process to the full extent thereof;

4.1.4 it shall, as far as possible and to the extent required, grant such

RIGHTS and/or **SERVITUDES** to the **ELSBURG JV** and/or **ERGO MINING** (in the event of the **CONSOLIDATION PROCESS** being pursued) so as to facilitate the conduct of their respective **BUSINESSES**. The aforegoing, however, will exclude the **CROWN** processing plant, the ownership and use whereof shall be retained by **CROWN**;

4.1.5 it shall second to the **ELSBURG JV** and/or **ERGO MINING** such

KEY INDIVIDUALS in its employ as may be requested from time to time by the **ELSBURG JV** and/or **ERGO MINING** and on the basis more fully set forth in clause 1.1.36 supra;

4.1.6 it will enter into such **SERVICE LEVEL AGREEMENT/S** as may be

required of it for the purposes of giving effect to its obligations under the **MINING USER CONTRACT**;

4.1.7 in no way derogating from clauses 4.1.1 to 4.1.6 supra, it will sign

whatever documentation may be reasonably required in order to give effect to the provisions of this clause 4.1, upon request therefor; and

4.1.8   it shall at all times comply with the **ENVIRONMENTAL**

LEGISLATION and participate, to the extent necessary, in the **EMP** and take all precautions in relation to the **ENVIRONMENT**.

4.2   **by ERPM**

Subject to the fulfilment or waiver of the condition precedent in clause 3.1 supra, **ERPM** does hereby represent and warrant in favour of the remaining **PARTIES** and upon the veracity whereof the **MINING USER CONTRACT** shall be founded and which warranties shall be fundamental to the transaction, that:-

4.2.1   the **ERPM ASSETS** are lawfully and beneficially owned by **ERPM**

and that it is accordingly entitled to deal therewith in accordance with the provisions of the **MINING USER CONTRACT** and that such assets are not subject to the rights of any third parties, whether in relation to any encumbrance or otherwise;

4.2.2   to the best of its knowledge and belief, there is no impediment, be

it from the **DME** or otherwise, to the conclusion of the **MINING USER CONTRACT** and in relation to the subject matter thereof;

4.2.3   it will, upon written request therefor by any of the remaining

PARTIES, sign such documentation and furnish such information as may be reasonably requested so as to facilitate the implementation of the **MINING USER CONTRACT**;

4.2.4   it is the lawful holder of all the **RIGHTS** (in the case of the

ELSBURG DUMPS subject only to the *"old order mining rights"*

held by it being accepted by the **DME** as against the filing of an

amended **EMP**) to mine the **ELSBURG DUMPS** so as to extract

the **MATERIAL** therefrom, including the right to sub-contract the

same to the **ELSBURG JV**, upon the terms and conditions set

forth in the **MINING USER CONTRACT**;

4.2.5   it shall, as far as possible and to the extent required, grant such

RIGHTS and/or **SERVITUDES** to the **ELSBURG JV** and/or **ERGO**

MINING (in the event of the **CONSOLIDATION PROCESS** being

pursued), so as to facilitate the conduct of their respective

BUSINESSES;

4.2.6   it shall, within a period of 14 (fourteen) days after the **SIGNATURE**

DATE, enter into the **LEASE** with the **ELSBURG JV** upon the

salient terms and conditions set forth in **Annexe "L"** hereto and

shall at all times discharge its obligations thereunder;

4.2.7   it shall second to the **ELSBURG JV** and/or **ERGO MINING** such

KEY INDIVIDUALS in its employ as may be requested from time

to time by the **ELSBURG JV** and/or **ERGO MINING** and on the

basis more fully set forth in clause 1.1.36 supra; and

4.2.8   it shall enter into such **SERVICE LEVEL AGREEMENT/S** as may

be required of it for the purposes of giving effect to its obligations

under the **MINING USER CONTRACT**; and

4.2.9   it shall at all times comply with the **ENVIRONMENTAL**

LEGISLATION and participate, to the extent necessary, in the

EMP and take all precautions in relation to the **ENVIRONMENT**.

4.3   **By ERGO MINING**

Subject to the fulfilment or waiver of the conditions precedent in clause 3.1
supra, **ERGO MINING** does hereby represent and warrant in favour of the
remaining **PARTIES** and upon the veracity whereof the **MINING USER**
CONTRACT shall be founded and which warranties shall be fundamental to
the transaction, that:-

4.3.1   **ERGO MINING** was entitled to the usage of the **ERGO MINING**

ASSETS and the **ERGO MINING RESOURCE** with effect from the

EFFECTIVE DATE and shall with effect from the 31 July 2008

acquire the beneficial ownership thereof and that it is accordingly

entitled to deal therewith in accordance with the provisions of the

MINING USER CONTRACT and that such assets are not subject

to the rights of any third parties, other than those rights which are

reserved in favour of **ANGLOGOLD** in terms of the **ANGLOGOLD**

AGREEMENT (which are contingent upon payment not being

made as provided in terms of such agreement) and of which the **PARTIES** are fully cognisant;

4.3.2 it has made application to the **DME** for such of the **RIGHTS** as may

be necessary for the purposes of the **MINING USER CONTRACT** and in accordance with a copy of such application which is annexed hereto and **marked "Q"** and so as to facilitate the mining, recovery, treatment and processing of the **MINERALS** from the **ELSBURG JV RESOURCE** and to the extent necessary, will apply to supplement same in the event of the activation of the **CONSOLIDATION PROCESS** and incorporation therein of the **PRE CONSOLIDATION EVENT RESOURCES**;

4.3.3 it shall make the **BRAKPAN CIL 1 PLANT** available to the

ELSBURG JV for its use for the conduct of its **BUSINESS** and for the duration of the **MINING USER CONTRACT**;

4.3.4 it will use its reasonable commercial endeavours, as soon as

possible after the **SIGNATURE DATE**, to acquire the **ORPHAN DUMPS**;

4.3.5 it will cause the **FEASIBILITY STUDY** to be undertaken at its

COST as soon as possible after the **SIGNATURE DATE** with the objective of obtaining a positive result thereto as soon as possible and it shall report on a regular basis to the remaining **PARTIES** as to its progress;

4.3.6   it shall make available to the remaining **PARTIES** and to facilitate the activation of the **CONSOLIDATION PROCESS**, the **BRAKPAN PLANTS** to mine, treat and process the **MINERALS** from the **POST CONSOLIDATION EVENT RESOURCES**;

4.3.7   it shall, as far as possible and to the extent required, grant such **RIGHTS** and/or **SERVITUDES** to the remaining **PARTIES** (in the event of the **CONSOLIDATION PROCESS** being pursued), so as to facilitate the conduct of their respective **BUSINESSES**;

4.3.8   it shall, in the event of the **CONSOLIDATION EVENT** being triggered, take all reasonable steps to establish and maintain adequate deposition capacity in order to receive the **POST CONSOLIDATION EVENT RESOURCES** for the mining, recovery, treatment and processing of the **MINERALS** from such resources on the basis that the **COSTS** occasioned thereby shall be borne and paid by the **PARTICIPANTS** and furthermore on the basis that the economic benefits to be derived therefrom, shall redound to its exclusive benefit. The aforegoing shall be established in accordance with a processing schedule of the "*Life of Mine*" of the **ELSBURG JV**;

4.3.9   it shall enter into such **SERVICE LEVEL AGREEMENT/S** as may be required of it for the purposes of giving effect to its obligations under the **MINING USER CONTRACT**;

4.3.10   it shall at all times comply with the **ENVIRONMENTAL LEGISLATION** and participate in the **EMP** and take all precautions in relation to the **ENVIRONMENT**;

4.3.11   it will, upon written request therefor, by any of the remaining **PARTIES**, sign such documentation and furnish such information as may be reasonably requested so as to facilitate the implementation of the **MINING USER CONTRACT**;

4.3.12   it shall be obliged to receive and dispose of the **ELSBURG JV RESOURCE** at a rate of at least 1 250 000 (one million two hundred and fifty thousand) tonnes per month with effect from the 1 October 2008 on the condition that the running **COSTS** associated therewith, are borne by the **ELSBURG JV** unless **ERGO MINING** also treats such tailings as part of **PHASE 2**, in which event and from which date the **COSTS** shall be borne by the **ELSBURG JV** and **ERGO MINING** in equal shares; and

4.3.13   it shall be obliged to take all reasonable steps to establish and maintain adequate deposition capacity in order to receive the tailings of the **ELSBURG JV** and, to the extent applicable, of the **PRE CONSOLIDATION EVENT RESOURCES** on the basis that the **PARTICIPANTS** shall proportionately pay the **COSTS** in proportion to the percentage of the tailings which each **PARTICIPANT** contributes in relation to the overall tailings deposited, and of creating additional deposition capacity, if any.

4.4

by ERGO URANIUM

Subject to the fulfilment or waiver of the condition precedent in clause 3 supra, **ERGO URANIUM** does hereby represent and warrant in favour of the remaining **PARTIES** and upon the veracity whereof the **MINING USER CONTRACT** shall be founded and which warranties shall be fundamental to the transaction, that:-

4.4.1   in the event of **ERGO MINING** electing to trigger the

CONSOLIDATION EVENT, then for the duration of the **MINING USER CONTRACT**, it undertakes to make available to **ERGO MINING** the use of the **PAMODZI RESOURCE** for the **CONSOLIDATION PROCESS** and agrees to participate in such process to the full extent thereof;

4.4.2   it shall, to the extent required, grant **SERVITUDES** to the

ELSBURG JV or **ERGO MINING** (in the event of the **CONSOLIDATION PROCESS** being pursued) so as to facilitate the conduct of their respective **BUSINESSES**;

4.4.3   it shall second to the **ELSBURG JV** and/or **ERGO MINING** such

KEY INDIVIDUALS in its employ as may be requested from time to time by the **ELSBURG JV** and/or **ERGO MINING** and on the basis more fully set forth in clause 1.1.36 supra

4.4.4   it shall enter into such **SERVICE LEVEL AGREEMENT/S** as may be required of it for the purposes of giving effect to its obligations under the **MINING USER CONTRACT**;

4.4.5   it shall use its reasonable commercial endeavours to procure the acquisition of the **PAMODZI RESOURCE** as soon as possible after the **SIGNATURE DATE** so that same will become available to **ERGO URANIUM** and in the event of **ERGO MINING** electing to trigger the **CONSOLIDATION EVENT**, **ERGO URANIUM** undertakes to make such resource available to **ERGO MINING** for the implementation of the **CONSOLIDATION PROCESS**;

4.4.6   it shall, as far as possible and to the extent required, grant such **RIGHTS** and/or **SERVITUDES** to any one or more of the remaining **PARTIES** (in the event of the **CONSOLIDATION PROCESS** being pursued), so as to facilitate the conduct of their respective **BUSINESSES**;

4.4.7   it facilitated the usage of the **BRAKPAN PLANTS** by **ERGO MINING** retrospectively with effect from the **EFFECTIVE DATE** and agreed to sell same to **ERGO MINING** with effect from the 31 July 2008 on the basis that the risks and benefits of usage passed on the **EFFECTIVE DATE** and the risks and benefit of ownership passed on the 31 July 2008; and

4.4.8   it will sign whatever documentation may be required in order to give effect to the provisions of this clause 4.4, upon request therefor.

4.5   **by the ELSBURG JV**

Subject to the fulfilment or waiver of the condition precedent in clause 3 supra, the **ELSBURG JV** does hereby represent and warrant in favour of the remaining **PARTIES** and upon the veracity whereof the **MINING USER CONTRACT** shall be founded and which warranties shall be fundamental to the transaction, that:-

4.5.1   it shall, for the duration of the **MINING USER CONTRACT**, fully comply with the **RIGHTS** which will enable it to mine, recover, treat and process the ore situate on the **ELSBURG DUMPS** and with the right to sub-contract the same to the **ELSBURG JV** in accordance with the **MINING USER CONTRACT** and with the objective of extracting therefrom the gold bearing ore;

4.5.2   it shall employ such parties as may be necessary for the conduct of its **BUSINESS** and to the extent so determined by it, it will require **CROWN** and/or **ERGO MINING** and/or **ERPM** to second such of their **KEY INDIVIDUALS** as it considers reasonable and necessary for such purposes;

4.5.3   it will take all necessary steps to process the gold bearing ore

through **PHASE 1** and will then cause the gold extracted to be realised in its capacity as agent for **ERPM** through Rand Refineries Limited and it shall account to **ERPM** on a quarterly basis for the proceeds of all realisations, less the **COSTS** occasioned thereby;

4.5.4   it will enter into the **LEASE** with **ERPM** for the period and upon the

salient terms and conditions set forth in **Annexe "L"** hereto and it will at all times comply with all and sundry its obligations thereunder, including and in no way derogating therefrom the **ENVIRONMENT** and similar such requirements;

4.5.5   it shall enter into such **SERVICE LEVEL AGREEMENT/S** as may

be required of it for the purposes of giving effect to its obligations under the **MINING USER CONTRACT**;

4.5.6   it shall supply the **ELSBURG JV RESOURCE** to **ERGO MINING**

so as to enable the latter to extract the **MINERALS** thereform and ownership whereof shall be deemed to have passed from the **ELSBURG JV** to **ERGO MINING** after the completion of each run of **PHASE 1**;

4.5.7   it shall, as far as possible and to the extent required, grant such

RIGHTS and/or **SERVITUDES** to the remaining **PARTIES** (in the event of the **CONSOLIDATION PROCESS** being pursued), so as to facilitate the conduct of their respective **BUSINESSES**;

4.5.8   it will sign whatever documentation may be required in order to

give effect to the provisions of this clause 4.5, upon request

therefor; and

4.5.9   it shall at all times comply with the **ENVIRONMENTAL**

LEGISLATION and to the extent necessary, participate in the **EMP**

and take all precautions in relation to the **ENVIRONMENT**.

4.6 **by MOGALE**

Subject to the fulfilment or waiver of the condition precedent in clause 3 supra,
MOGALE does hereby represent and warrant in favour of the remaining
PARTIES and upon the veracity whereof the **MINING USER CONTRACT** shall
be founded and which warranties shall be fundamental to the transaction, that:-

4.6.1   to the extent that it has not completed the refurbishment of the

BRAKPAN CIL 1 PLANT, it shall do so at its expense as

expeditiously as possible after the **SIGNATURE DATE**;

4.6.2   it initially acquired the **BRAKPAN PLANTS** from **HVH** and

thereafter sold same to **ERGO URANIUM**;

4.6.3   it will, as far as possible and to the extent required, grant such

RIGHTS and/or **SERVITUDES** to the **ELSBURG JV** so as to

facilitate the conduct of its **BUSINESS**;

4.6.4   it shall second to the **ELSBURG JV** such **KEY INDIVIDUALS** in its

employ as may be requested from time to time by the **ELSBURG JV** and on the basis more fully set forth in clause 1.1.37 supra;

4.6.5   it will enter into such **SERVICE LEVEL AGREEMENTS** as may be

required of it for the purposes of giving effect to its obligations as a joint venturer under the **ELSBURG JV** and as read with the **MINING USER CONTRACT**;

4.6.6   in no way derogating from any other provision of the **MINING**

USER CONTRACT, it will sign whatever documentation may be reasonably required in order to give effect to the provisions of this clause 4.6, upon request therefor.

5. <u>Appointments</u>

5.1   On the **CLOSING DATE** and retrospectively with effect from the **EFFECTIVE DATE**:-

5.1.1   **ERPM** of the one part does hereby appoint the **ELSBURG JV** of

the other part, to mine, treat and process the **ELSBURG DUMPS** to extract the gold bearing ore therefrom in terms of **PHASE 1** and the **ELSBURG JV** accepts the rights and obligations hereby conferred on it in terms of the **MINING USER CONTRACT**; and

5.1.2   the **ELSBURG JV** does hereby appoint **ERGO MINING**, with the concurrence of **ERPM**, to mine, treat and process the **ELSBURG JV RESOURCE** to extract the **MINERALS** therefrom in terms of **PHASE 2** and **ERGO MINING** accepts the rights and obligations hereby conferred on it in terms of the **MINING USER CONTRACT**.

5.2

5.2.1   The benefits of and risks attaching to the aforesaid appointments shall, unless provided to the contrary hereafter, pass from **ERPM** to the **ELSBURG JV** on the one hand and from the latter to **ERGO MINING** on the other hand retrospectively with effect from the **EFFECTIVE DATE** and subject to the arrival of the **CLOSING DATE**.

5.2.2   Notwithstanding anything to the contrary in 5.2.1 supra, the **PARTIES** agree that all **COSTS** incurred in the conduct of the aforegoing operations, shall in relation to **PHASE 1**, be borne and paid by the **ELSBURG JV** and in relation to **PHASE 2**, by **ERGO MINING** and on the basis that the income accruing from the mining operations from **PHASE 1** shall redound to the exclusive benefit of the **ELSBURG JV** and from **PHASE 2**, to the exclusive benefit of **ERGO MINING**.

6. **LEASE**

6.1   In no way derogating from any other provision of the **MINING USER CONTRACT** and subject to the fulfilment or waiver of the condition precedent in clause 3 supra, **ERPM** does hereby with effect from the **EFFECTIVE DATE**, lease the **LAND** and what the **PARTIES** contend constitute the movable assets situate thereupon, that is the **ELSBURG DUMPS**, to the **ELSBURG JV**, for the period and upon the remaining salient terms and conditions as set forth in **Annexe "L"** hereto, so as to enable the **ELSBURG JV** to mine, recover, treat and process the **MATERIAL** with the objective of extracting gold therefrom for the exclusive benefit of the **ELSBURG JV**, whereafter the **ELSBURG JV RESOURCE** (the ownership whereof shall be deemed to have passed to **ERGO MINING**) shall be dumped onto the Brakpan Tailings Dam pending the activation of **PHASE 2** when such resource, together with the **PRE CONSOLIDATION EVENT RESOURCES**, shall be mined, recovered, treated and processed through **PHASE 2**, in accordance with the processing schedule and "*Life of Mine*" of the **ELSBURG JV** and **ERGO MINING**.

6.2 The **LEASE** shall continue uninterruptedly and indefinitely until the earlier of:-

6.2.1   the written agreement of **ERPM**, the **ELSBURG JV** and **ERGO MINING** that the economic benefits to be derived from the mining of the **ELSBURG DUMPS** have either been exhausted or that same are no longer economically viable; or

6.2.2   the cancellation thereof in the event of a material breach of any of

the material provisions of the **LEASE** which cannot be remedied by

monetary compensation and notwithstanding the expiration of a

mora period of 90 (ninety) days and on the basis that if the

cancellation is disputed, then *viz-a-viz* the lessor and the lessee,

the arbitration provisions set forth in clause 20 infra, shall be and

become applicable.

6.3   The **PARTIES** shall use their best endeavours to furnish all information in

connection with the aforegoing and to sign all requisite documentation in order

to ensure that the aforesaid provisions are fully implemented as expeditiously

as possible.

7. **Ownership of MATERIAL**

Notwithstanding anything to the contrary in the whole of the **MINING USER
CONTRACT** contained:-

7.1   ownership of the **MATERIAL** situate on the **ELSBURG DUMPS** shall vest in

ERPM until the completion of **PHASE 1** when such **MATERIAL** shall leave the

BRAKPLAN CIL 1 PLANT after the extraction of the gold therefrom (for the

avoidance of doubt it is expressly recorded that the **MATERIAL** remains the

property of **ERPM** until after it has been treated for gold and it leaves the

BRAKPAN CIL 1 PLANT, at which point in time it becomes the property of

ERGO MINING). From that point onwards **ERGO MINING** shall be obliged to

receive the residue and ownership thereof shall be deemed to have passed to

it together with the risks and benefits attached thereto and on the basis that the income to be derived therefrom, shall redound to the exclusive benefit of **ERGO MINING**; and

7.2   ownership arising from the processing of the **PRE CONSOLIDATION EVENT RESOURCES** in the event of the **CONSOLIDATION EVENT** being triggered, shall vest in **ERGO MINING** upon same entering the **BRAKPAN CIL 2 PLANT** and on the basis that the income derived therefrom, shall redound to the exclusive benefit of **ERGO MINING** for the ultimate benefit of its shareholders, namely **CROWN** and **ERGO URANIUM**, in equal shares.

8   Duration

8.1   Subject to the arrival of the **CLOSING DATE**, the **MINING USER CONTRACT** shall be deemed to have commenced on the **EFFECTIVE DATE** and shall continue until:-

8.1.1   the **PARTIES** will have unanimously agreed in writing that the economic benefits to be derived from the mining of:-

8.1.1.1 the **ELSBURG DUMPS** (including the **ELSBURG JV RESOURCE**) will have been exhausted or will no longer be economically viable; or

8.1.1.2 the **PRE CONSOLIDATION EVENT RESOURCES** (in

been triggered), will have been exhausted or will no longer be economically viable, or

8.1.2   the written cancellation thereof in the event of a material breach of

any of the material provisions of the **MINING USER CONTRACT** which cannot be remedied by monetary compensation and notwithstanding the expiration of a *mora* period of 90 (ninety) days and on the basis that if the cancellation is disputed, then the arbitration provisions set forth in clause 20 infra, shall be and become applicable,

whichever shall be the earlier.

8.2   Notwithstanding the aforegoing the **PARTIES** shall at all times in good faith use their best endeavours to procure the continuance of the **MINING USER CONTRACT** so as to facilitate the fulfilment of their common objectives.

9   Obligations/Entitlements

9.1   The **ELSBURG JV** shall mine and exploit the **ELSBURG DUMPS** on behalf of **ERPM** and for this purpose it shall provide **ERPM** with the names of competent persons to be appointed, as required in terms of the **MHSA** and **MPRDA**, and their acceptance of the appointments and the **ELSBURG JV** shall make all such other appointments as **ERPM** may reasonably request in connection with the aforegoing.

9.2 Subject to the arrival of the **CLOSING DATE** and then retrospectively with effect from the **EFFECTIVE DATE** and in relation to the **CONSOLIDATED ASSETS**, the **ELSBURG JV** accepts all environmental responsibilities in terms of the **ENVIRONMENTAL LEGISLATION** and it shall be responsible to put in place the **EMP** which shall be subject to the prior written approval of **ERPM** and which approval shall not be capable of being unreasonably withheld. In no way derogating from the aforegoing, the **ELSBURG JV** shall be responsible for all costs in connection with the mining, treatment and processing of the **ELSBURG DUMPS** utilising the **CONSOLIDATED ASSETS**, including any disclosed obligations (in writing) as shall have arisen prior to the **EFFECTIVE DATE**.

9.3 the **ELSBURG JV** shall conduct its mining and other operations of the **ELSBURG DUMPS** in a proper and workmanlike manner, and in accordance with current mining practise, in which regard it declares itself to have the relevant knowledge and skill. The **ELSBURG JV** shall comply with all acts, regulations, by-laws and/or other legislation applicable and in force from time to time with regard to its mining and other operations in relation to the **ELSBURG DUMPS**. The **ELSBURG JV** shall not do, or cause to be done or omit to do anything in, on or under the **ELSBURG DUMPS** which may render the future environmental rehabilitation thereof and/or any areas contiguous thereto ineffective or more costly.

9.4 **ERPM** and/or **ERGO MINING** may jointly and severally, at all reasonable times conduct such inspections and audits in connection with the **CONSOLIDATED**

ASSETS as it/they deem/s necessary, to ensure that the **ELSBURG JV** is complying with its obligations in terms of the **MINING USER CONTRACT**.

9.5   The **ELSBURG JV** shall ensure that the **ELSBURG DUMPS** and the **CONSOLIDATED ASSETS** are at all times safe and shall obtain all such consents, permissions and/or permits from the relevant authorities as may be required in terms of applicable legislation and in no way derogating therefrom, whether from the **DME** in terms of the **MPRDA** or in terms of the **MHSA** or otherwise. **ERPM** shall render its reasonable assistance in such regard and shall sign all documentation reasonably necessary therefor or incidental thereto.

9.6   The **ELSBURG JV** may make use of any of the **KEY INDIVIDUALS** provided by **ERPM** at the **COST** of the **ELSBURG JV**, which shall be the cost to **ERPM** of the person's employment converted to an hourly rate.

9.7   **ERPM** shall have the right to appoint **KEY INDIVIDUALS** to conduct various tasks in respect of the contemplated mining operations utilising the **CONSOLIDATED ASSETS** on the basis that the **COSTS** thereof, shall be borne and paid by the **ELSBURG JV**, which **COSTS** shall be the cost to **ERPM** of the person's employment converted to an hourly rate.

9.8   The provisions of clauses 9.1 to 9.7 supra shall, in addition, apply *viz-a-viz*:-

9.8.1 the **ELSBURG JV** on the one hand and **ERGO MINING** on theother in relation to the **ELSBURG JV RESOURCE**; and

9.8.2 **ERGO MINING** on the one hand and **CROWN** and **ERGO URANIUM** on the other in relation to the **POST CONSOLIDATION EVENT RESOURCES**.

9.9 In the event of the **CONSOLIDATION EVENT** being triggered and prior to the **CROWN RESOURCE** being physically incorporated into the **CONSOLIDATION PROCESS**, if **CROWN** is still in the process of mining the **CROWN** "*Life of Mine*", then notwithstanding anything to the contrary it shall:-

9.9.1 have the right to dump the **MATERIAL** onto its tailings facility (which is part of the **CROWN RESOURCE**) until after its "*Life of Mine*" has been completed; and

9.9.2 not be inhibited or restricted in the use of the **CROWN RIGHTS** and/or **SERVITUDES** which connect the **CROWN RESOURCE** to the rights or resources of any third parties.

9.10 **ERGO MINING** undertakes to receive 1,2 million (one comma two million) tonnes of the **ELSBURG JV RESOURCE** per month for processing purposes and on the basis that the economic benefits to be derived therefrom, shall redound to the exclusive benefit of **ERGO MINING**.

10. CONSOLIDATED ASSETS

10.1 **ERPM** shall make the **ERPM ASSETS** available to the **ELSBURG JV** for the

extent applicable, make same available to **ERGO MINING**. The **ELSBURG JV** and **ERGO MINING** shall jointly and severally be obliged to maintain the **ERPM ASSETS** in good working order and condition and uon the termination of the **MINING USER CONTRACT** for whatever reason, to return the same to **ERPM**, fair wear and tear excepted and save where ownership has passed to third parties, including the **ELSBURG JV** or **ERGO MINING**, as the case may be.

10.2 The **ELSBURG JV** and **ERGO MINING** shall jointly and severally at their sole **COST** make good any damage to the **CONSOLIDATED ASSETS** caused by any negligent act, error or omission of the **ELSBURG JV** or **ERGO MINING**, its employees or duly authorised agents.

10.3 The provisions of this clause 10 shall in addition apply, *mutatis mutandis*, in relation to the **ERGO MINING ASSETS** as between **ERGO MINING** on the one hand and **CROWN** and/or the **ELSBURG JV** and/or **ERGO URANIUM** on the other.

11. **Consideration for the Conclusion of the ERGO/ERGO MINING USER CONTRACT and the LEASE**

11.1 On the **CLOSING DATE** the following shall be implemented to the extent that it may not have been implemented prior thereto, to wit:-

11.1.1 **CROWN** as a *quid pro quo* for the conclusion of the **MINING USER CONTRACT** shall receive 50% (fifty per centum) of the issued share capital of **ERGO MINING**.

11.1.2   the **ELSBURG JV** as a *quid pro quo* for the conclusion of the **MINING USER CONTRACT** with the remaining **PARTIES** shall receive the economic benefits to be derived from the **PHASE 1** operations;

11.1.3   **ERGO MINING** as a *quid pro quo* for the conclusion of the **MINING USER CONTRACT** with the remaining **PARTIES** shall receive the benefits to be derived from the mining of the **POST CONSOLIDATION EVENT RESOURCES** in the event of the **CONSOLIDATION EVENT** being triggered and in the event of same not being activated, then the benefits to be derived from the mining of the **ELSBURG JV RESOURCE** only;

11.1.4   **ERGO URANIUM** as a *quid pro quo* for the conclusion of the **MINING USER CONTRACT** with the remaining **PARTIES** shall receive 50% (fifty per centum) of the equity in **ERGO MINING**;

11.1.5   **ERPM**, as a *quid pro quo* for the conclusion of the **MINING USER CONTRACT** and the **LEASE** with the **ELSBURG JV** shall receive the **ERPM JOINT VENTURE PARTICIPATION**; and

11.1.6   **MOGALE** as a *quid pro quo* for the refurbishment of the **BRAKPAN CIL 1 PLANT** and the conclusion of the **MINING USER CONTRACT** with the remaining **PARTIES** shall receive a 50% (fifty per centum) joint venture interest in the **ELSBURG JV**.

11.2 The **PARTIES** shall cause to be executed whatever relevant documentation may be necessary therefor.

12.   CLOSING DATE

On the **CLOSING DATE** the **PARTIES**' duly authorised representatives shall meet at a pre-determined time and venue and at which they shall sign and exchange such documents as may be necessary to give effect to the provisions of clause 11 supra.

13.   BRAKPAN PLANTS

Should any dispute arise at any point in time in relation to what constitutes the **BRAKPAN PLANTS** or any component thereof or any infrastructure servicing the same, then and in such event same shall be referred to Messrs Charles Symons and Basie Maree, who shall act as experts and whose decision in regard thereto shall be final and binding save whether the two experts are unable to reach agreement, in which event the dispute shall then be referred to an independent third party expert, whose decision shall prevail.

14.   Indemnities

14.1 The **ELSBURG JV** hereby indemnifies and holds **ERPM**, including its subsidiaries, its employees and duly authorised representatives, harmless against any claims (including costs on an attorney and client scale of investigating, settling and resisting such claims), instituted by any third party

against **ERPM** as a result of the operations or presence in, on and under the **ELSBURG DUMPS** or the utilisation of the **CONSOLIDATED ASSETS**, or any act or omission by the **ELSBURG JV**, its employees, duly authorised agents or representatives or contractors or sub-contactors, or otherwise arising out of or connected with the **MINING USER CONTRACT**.

14.2 The **ELSBURG JV** warrants that **ERPM** is not, nor will it become liable for, or obliged to bear, any **COSTS**, whether during the currency of the **MINING USER CONTRACT** or thereafter, in respect of compliance with any law or regulation, and in particular the **MHSA**, the **MPRDA** and the **ENVIRONMENTAL LEGISLATION**, pertaining to or arising from its operations in, on or under the **ELSBURG DUMPS** and utilising the **CONSOLIDATED ASSETS**, and indemnifies and holds **ERPM** harmless against any claims for such **COSTS**.

14.3 The **ELSBURG JV** may not enter into any agreements with any third party binding, or purporting to bind **ERPM**, without the prior written consent of **ERPM**, which approval shall not be capable of being unreasonably withheld or delayed where such agreements are directed towards preserving the **CONSOLIDATED ASSETS**.

14.4 The **ELSBURG JV** may not enter into any agreements relating to the **CONSOLIDATED ASSETS** unless it obtains prior written approval to enter into such agreements from **ERPM**, which approval shall not be capable of being unreasonably withheld or delayed.

14.5 The aforegoing provisions shall in addition apply, *mutatis mutandis*, as between:-

    14.5.1   the **ELSBURG JV** on the one hand and **ERGO MINING** on the other; and

    14.5.2   **ERGO MINING** on the one hand and **CROWN**, the **ELSBURG JV**, **ERGO URANIUM** and, to the extent applicable **MOGALE**, on the other.

15. **Insurance**

15.1 The **ELSBURG JV** shall take out with an insurance company acceptable to **ERPM**, and maintain in force from the **SIGNATURE DATE**, such insurance cover which is, to the reasonable satisfaction of **ERPM**, sufficient to cover any third party or public liability which **ERPM** may incur as a result of the implementation of the provisions of the **MINING USER CONTRACT**. Should the **ELSBURG JV** at any time fail to take out and maintain such insurance then **ERPM** shall be entitled to take out such insurance, the cost of which shall be payable by the **ELSBURG JV** to **ERPM** on demand.

15.2 The provisions of clause 15.1 supra shall in addition apply, *mutatis mutandis* as between:-

    15.2.1   the **ELSBURG JV** on the one hand and **ERGO MINING** on the other; and

15.2.2 **ERGO MINING** on the one hand and **CROWN**, the **ELSBURG JV**, **ERGO URANIUM** and, to the extent applicable **MOGALE**, on the other.

16. *Force Majeure*

16.1 If any **PARTY** is prevented or restricted directly or indirectly from carrying out all or any of its obligations under the **MINING USER CONTRACT** from any cause beyond the reasonable control of that **PARTY** (including without limiting the generality of the aforegoing, war, civil commotion, riot, insurrection, strikes, lock-outs, fire, explosion, flood and acts of God), the **PARTY** so affected shall be relieved of its obligations hereunder during the period that such event and its consequences continue (excluding payment obligations for services already performed) but only to the extent so prevented and shall not be liable for any delay or failure in the performance of any obligations hereunder or loss or damages either general, special or consequential which the other **PARTY/IES** may suffer due to or resulting from such delay or failure, provided always that written notice shall within 48 (forty eight) hours of the occurrence constituting *Force Majeure* be given of any such inability to perform by the affected **PARTY** and provided further that the obligation to give such notice shall be suspended to the extent necessitated by such *Force Majeure*.

16.2 The **PARTY** invoking *Force Majeure* shall use its best endeavours to terminate the circumstances giving rise to *Force Majeure* and upon termination of the circumstances giving rise thereto, shall forthwith give written notice thereof to the other **PARTIES**.

16.3 In the event that *Force Majeure* should last more than 6 (six) months, the **PARTY** who has not claimed *Force Majeure* may terminate the **MINING USER CONTRACT** by notice in writing to the other **PARTIES**, subject always to the overriding provisions of the **TERM SHEET** and the common objectives therein set forth.

17. <u>CROWN GOLD CIRCUIT</u>

17.1 It the event of the **CONSOLIDATION EVENT** not being triggered, then **CROWN** shall be entitled, in its sole and absolute discretion, to establish the **CROWN GOLD CIRCUIT** so as to extract gold from the **CROWN RESOURCE**, using the associated **CROWN** assets and the **ERGO MINING ASSETS**.

17.2 In the event of **CROWN** electing to establish the **CROWN GOLD CIRCUIT**, it shall be obliged to advise the remaining **PARTIES** thereof, in writing, as soon as possible. The then contemplated mining operations solely in relation to gold, shall be undertaken by **CROWN** at its own **COST** and for its own exclusive benefit.

17.3 Once the **CROWN GOLD CIRCUIT** is established, **CROWN** shall be entitled to deliver to **ERGO MINING**, which shall be obliged to receive from it (**CROWN**) at least 1 250 000 (one million two hundred and fifty thousand) tonnes of tailings per month and to process the **MINERALS** therefrom. Delivery shall take place at the Brakpan/Withok Tailings Facility and notwithstanding anything to the contrary, ownership in and to such tailings as well as the economic

benefits to be derived therefrom, shall pass to **ERGO MINING** on such delivery.

17.4 Notwithstanding anything to the contrary, **CROWN** warrants in favour of the **ELSBURG JV** that whether it activates the **CROWN GOLD CIRCUIT** or not, it will at no stage enter into any agreement with any third party in relation to the mining, recovery, treatment and processing of the **MINERALS** to the exclusion of gold.

17.5 It is recorded that if the **CROWN GOLD CIRCUIT** is established, then **ERGO MINING** will nevertheless be obliged to receive 1,2 million (one comma two million) tonnes of tailings per month and to dispose thereof for and on its behalf and as a *quid pro quo* therefor it shall have received its equity interest in **ERGO MINING**.

17.6 **CROWN** shall bear the monthly **COSTS** relating to the maintenance and upkeep of the tailings facility to be made available by **ERGO MINING** in the ratio of **CROWN**'s monthly tailings delivered to the deposition site as a percentage of the entire volume of tailings deposited on a monthly basis unless **ERGO MINING** treats such tailings for **MATERIAL**, in which event the **COSTS** shall be shared equally. In no way derogating from the aforegoing, **CROWN** shall have the right to connect its plant and the **CROWN RESOURCE** (with the requisite pipelines and power cables) to what is generally known and described as the "*Brakpan/Withok Tailings Facility*" using, to the extent required, the line rights and **SERVITUDES** of **ERGO MINING**, and shall have access to such line rights and **SERVITUDES**.

18. <u>ERGO URANIUM GOLD CIRCUIT</u>

18.1 In the event of the **CONSOLIDATION EVENT** not being triggered, then **ERGO URANIUM** shall be entitled, in its sole and absolute discretion, to establish the **ERGO URANIUM GOLD CIRCUIT** so as to extract gold from the **ERGO MINING RESOURCE**, the **PAMODZI RESOURCE** and the **ORPHAN DUMPS**, using the associated **ERGO MINING ASSETS** and in particular the **BRAKPAN CIL 2 PLANT**.

18.2 Should **ERGO URANIUM** establish the **ERGO URANIUM GOLD CIRCUIT** then the aforesaid mining operations, solely in relation to gold, shall be undertaken by it at its own cost and for its own benefit.

18.3 In the event of **ERGO URANIUM** electing to undertake the aforegoing, it shall be obliged to advise the remaining **PARTIES** as soon as possible thereof and in which event the residue of **MATERIAL** after the extraction of the gold shall, from that point onwards, be deemed to have passed from an ownership perspective, from **ERGO URANIUM** to the **ERGO MINING** and same shall then be subject to such mining, treatment and processing activities as may be necessary by the **ERGO MINING** so as to extract therefrom the **MINERALS** and for the realisation thereof for the benefit of the **ERGO MINING** and at the latter's cost.

18.4 Notwithstanding anything to the contrary, **ERGO URANIUM** warrants in favour of **ERGO MINING** that whether it activates the **ERGO URANIUM GOLD CIRCUIT** or not, it will at no stage enter into any agreement with any third party

in relation to the mining, recovery, treatment and processing of the **MINERALS** to the exclusion of gold.

18.5 It is recorded that if the **ERGO URANIUM GOLD CIRCUIT** is established, then **ERGO MINING** will nevertheless be obliged to receive 1,2 million (one comma two million) tonnes of tailings per month and to dispose thereof for and on its behalf and as a *quid pro quo* therefor it shall receive the economic benefits derived therefrom.

18.6 **ERGO URANIUM** shall bear the monthly **COSTS** relating to the maintenance and upkeep of the tailings facility to be made available by **ERGO MINING** in the ratio of **ERGO URANIUM**'s monthly tailings delivered to the deposition site as a percentage of the entire volume of tailings deposited on a monthly basis unless **ERGO MINING** treats such tailings for **MATERIAL**, in which event the **COSTS** shall be shared equally. In no way derogating from the aforegoing, **ERGO URANIUM** shall have the right to connect the **ERGO MINING RESOURCE**, the **PAMODZI RESOURCE** and the **ORPHAN DUMPS** (with the requisite pipelines and power cables) to the **BRAKPAN CIL 2 PLANT** and to what is generally known and described as the *"Brakpan/Withok Tailings Facility"* using, to the extent necessary, the line rights and **SERVITUDES** of **ERGO MINING**, and shall have access to such line rights and **SERVITUDES**.

19. **Breach**

If any :-

19.1 **PARTY** fails to make any payment, owed by it, on the due date and remains in default for 90 (ninety) days after receiving written notice to remedy the default; or

19.2 **PARTY** commits any other material breach of the **MINING USER CONTRACT** and fails to remedy the breach within a reasonable time [which shall not be less than 90 (ninety) days] after receiving written notice to do so from the other **PARTY**; or

19.3 **PARTY** is unable or is deemed to be unable to pay its debts in accordance with the provisions of section 345 of the Companies Act, 1973, or otherwise defaults generally in the payment of its liabilities; or

19.4 provisional or final order is made or an effective resolution passed for the winding-up of the other **PARTIES** other than for *bona fide* restructuring purposes; or

19.5 provisional or final order is made for the judicial management of any **PARTY**; or

19.6 of the assets of any **PARTY** having a value of not less than R250 000,00 (two hundred and fifty thousand rand) is attached under a writ of execution issued out of any court and the writ is not satisfied within 30 (thirty) days from its service or if satisfactory steps are not taken to procure the rescission of the judgment giving rise thereto; or

19.7 scheme of arrangement or compromise is entered into or attempted by any **PARTY** pursuant to the provisions of Section 311 of the Companies Act, No 61 of 1973, as amended, save where such scheme relates to a *bona fide* restructuring to which all the **PARTIES** have furnished their prior written consent, which shall not be unreasonably withheld or delayed,

then and in such event and although such breach shall constitute a material breach, none of the **PARTIES** shall be entitled to cancel the **MINING USER CONTRACT** in the event of the breach being capable of being addressed by way of monetary compensation and save only in the event of the non-payment of such compensation, it being the underlying intention of the **PARTIES** that the **MINING USER CONTRACT** which is being entered into in their mutual long term interests, will remain of full force and effect for the duration thereof.

20. **Dispute Resolution**

20.1 Any dispute arising out of or in connection with the **MINING USER CONTRACT** or the subject matter of the **MINING USER CONTRACT** including without limitation any dispute concerning:-

20.1.1   the existence of the **MINING USER CONTRACT** apart from this clause 20;

20.1.2   the interpretation and effect of the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS**;

20.1.3   the **PARTIES**' respective rights and obligations under the **MINING USER CONTRACT**, the **ANCILLARY AGREEMENTS** and under the *TERM SHEET*;

20.1.4   the rectification of the **MINING USER CONTRACT**;

20.1.5   the breach, termination or cancellation of the **MINING USER CONTRACT** or any matter arising out of breach, termination or cancellation thereof;

20.1.6   damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the **MINING USER CONTRACT** (apart from this clause) is valid and in force,

shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-

- to the Chief Executive Officer of **ERPM** on the one hand and the Chief Executive Officer of **MOGALE** on the other hand; thereafter

- to the Chief Executive Officer of **DRD SA** and the Chief Executive Officer of **MINTAILS SA**; thereafter

- to the Chief Executive Officer of DRDGold Limited and the Chief Executive Officer of MinTails Limited of Australia.

Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the Chairman of the Arbitration Foundation of Southern Africa ("AFSA"). Should the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 20.2 to 20.9 infra.

20.2 If any **PARTY** requires a dispute to be referred to arbitration after the mediation referred to in clause 20.1 supra has not been able to resolve a dispute, that **PARTY** shall notify the other **PARTY/IES** in writing, identifying the dispute and setting out the relief required.

20.3 Within 30 (thirty) days of receipt of the notice referred to in clause 20.2 above, the **PARTIES** shall agree on the arbitrator. If agreement is not reached within 30 (thirty) days after any **PARTY**, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the **PARTIES** and not have represented any of the **PARTIES** at any prior stage.

20.4 The arbitration shall be held in Johannesburg and the **PARTIES** shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the **PARTIES** be unable to agree on the time parameters for the resolution of the

dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.

20.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.

20.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.

20.7 The **PARTIES** shall be entitled to legal representation at the arbitration.

20.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the **PARTIES** agree to the contrary. Any **PARTY** aggrieved at the arbitrators's decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the **PARTIES** to the dispute and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process

shall be determined in accordance with those prescribed by AFSA unless the **PARTIES** agree to the contrary.

20.9 The provisions of this clause shall not preclude any **PARTY** from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

21. *Domicilium Citandi et Executandi*

21.1 Each **PARTY** chooses the address set out opposite its name below as its *domicilium citandi et executandi* at which all notices, legal processes and other communications must be delivered for the purposes of the **MINING USER CONTRACT**:-

   21.1.1   **CROWN** and **ERPM** - 4 Ebsco House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195 - telefax number 011 476-2637;

   21.1.2   **ELSBURG JV**, **ERGO MINING**, **ERGO URANIUM** and **MOGALE** - care of 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002, telefax number 012 346-4409

with copies in both instances to Feinsteins Attorneys, 10th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001, telefax number 011 712-712.

21.2 Any notice or communication required or permitted to be given in terms of the **MINING USER CONTRACT** shall be valid and effective only if in writing, but it shall be competent to give notice by telefax.

21.3 Any **PARTY** may by written notice to the other **PARTY**, change its chosen address to another physical address, provided that such alternate physical address is within the Republic of South Africa, and/or its chosen telefax number to another telefax number, provided that the change shall become effective on the 14th (fourteenth) day after receipt of the notice by the addressee.

21.4 Any notice to a **PARTY** contained in a correctly addressed envelope and:-

21.4.1   sent by prepaid registered post to it at its chosen address; or

21.4.2   delivered by hand to a responsible person during ordinary business hours at its chosen address,

shall be deemed to have been received, in the case of clause 21.4.1, on the 10th (tenth) business day after posting (unless the contrary is proved) and, in the case of clause 21.4.2 or 21.5, on the day of delivery.

21.5 Any notice by telefax to a **PARTY** at its telefax number shall be deemed, unless the contrary is proved, to have been received within 24 (twenty four) hours of transmission where it is transmitted during normal business hours, or

within 12 (twelve) hours of the opening of business on the first business day
after it is transmitted where it is transmitted outside those business hours.

22. **Non-Solicitation**

22.1 **ERGO URANIUM** and **ERPM** jointly undertake in favour of the **ELSBURG JV**
and **ERGO MINING** that they shall not for a period of 24 (twenty four) months
after the date of termination of the **MINING USER CONTRACT** for whatever
cause or reason, either for themselves or as the agent of anyone else:-

22.1.1   persuade, induce, solicit, encourage or procure any employee,
staff, officer, contractor or agent of the **ELSBURG JV** or **ERGO
MINING** to become employed or interested in any business, firm,
undertaking or company, which is directly or indirectly in
competition with the business carried on by the **ELSBURG JV** and
ERGO MINING, or terminate their employment with the **ELSBURG
JV** and **ERGO MINING**;

22.1.2   solicit, interfere with or entice or endeavour or attempt to solicit,
interfere with or entice away from the **ELSBURG JV** and **ERGO
MINING**, any person, firm or company who or which is a customer
or business partner, business associate or business connection of
the **ELSBURG JV** and **ERGO MINING**;

22.1.3   interfere with the business and/or contractual relationship between

JV and **ERGO MINING** and any of their employees, or between the **ELSBURG JV** and **ERGO MINING** and any of their customers or business partners, business associates or business connections.

22.2 The provisions of clause 22.1 supra shall apply, *mutatis mutandis*, as between the remaining **PARTIES** to the **MINING USER CONTRACT**.

23.   Alteration of Circumstances

Should circumstances arise which were not with the contemplation of the **PARTIES** at the **SIGNATURE DATE**, which adversely affect the rights or obligations of any of the **PARTIES**, the **PARTIES** shall meet and negotiate in good faith to reach an equitable and reasonable solution in order to give effect to the operation and purpose of the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS** and as contemplated in the **TERM SHEET**.

24.   Invalid Provisions

If any provision of the **MINING USER CONTRACT** contravenes any provision of any law, regulation, ordinance or the like, that provision shall be deemed to be null and void or the scope of the provision shall be deemed to have been limited to exclude such contravention.

25. **Sensitive Information**

No **PARTY** shall be required to supply or distribute any information in violation of any law, regulation, ordinance or other official decree or, if such supply or distribution can only be made with the approval of a governmental authority, without approval of that authority.

26. **Taxation**

Each **PARTY** will be responsible for obtaining its own professional advice regarding the tax implications of the **MINING USER CONTRACT**, and shall likewise be responsible for the payment of all taxes due by it, whether such taxes are payable to the relevant revenue and/or other authorities in South Africa.

27. **Good Faith and Implementation**

27.1 The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS**.

27.2 The **PARTIES** shall at all times during the continuance of the **MINING USER CONTRACT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **MINING USER CONTRACT**

and the **ANCILLARY AGREEMENTS**. This implies, without limiting the generality of the aforegoing, that:-

    27.2.1   they will at all times during the term of the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS** act reasonably, honestly and in good faith;

    27.2.2   they will perform their obligations arising from the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS** diligently and with reasonable care; and

    27.2.3 they will make full disclosure to each other of any matter that may affect the execution of the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS** or their implementation from time to time.

28. <u>Whole Agreement, No Amendment</u>

28.1 The **MINING USER CONTRACT**, as read with the **ANCILLARY AGREEMENTS** and the **TERM SHEET**, constitute the whole agreement between the **PARTIES** relating to the subject matter hereof.

28.2 No amendment or consensual cancellation of the **MINING USER CONTRACT** or any provision or term hereof or of any agreement or other document issued or executed pursuant to or in terms of the **MINING USER CONTRACT** and no settlement of any disputes arising under the **MINING USER CONTRACT** and

no extension of time, waiver or relaxation or suspension of any of the provisions or terms of the **MINING USER CONTRACT** or of any agreement or other document issued pursuant to or in terms of the **MINING USER CONTRACT** shall be binding unless recorded in a written document signed by the **PARTIES** (or in the case of an extension of time, waiver or relaxation or suspension, signed by the **PARTY** granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.

28.3 No extension of time or waiver or relaxation of any of the provisions or terms of the **MINING USER CONTRACT** or any agreement or other document issued or executed pursuant to or in terms of the **MINING USER CONTRACT**, shall operate as an estoppel against any **PARTY** in respect of its rights under the **MINING USER CONTRACT**, nor shall it operate so as to preclude such **PARTY** thereafter from exercising its rights strictly in accordance with the **MINING USER CONTRACT**.

29. **General**

29.1   No **PARTY** shall have any claim or right of action arising from any undertaking, representation or warranty not included in the **MINING USER CONTRACT** or the **TERM SHEET**.

29.2 No failure by a **PARTY** to enforce any provision of the **MINING USER**

PARTY's right to require performance of any such provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.

29.3 Save as provided elsewhere in this agreement to the contrary no **PARTY** may cede any of its rights or delegate any of its obligations under the **MINING USER CONTRACT**.

29.4 Each **PARTY** warrants that it is acting as a principal and not as an agent for an undisclosed principal and in the case of the **ELSBURG JV**, on behalf of the joint venture partners.

30. Counterparts

The **MINING USER CONTRACT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **MINING USER CONTRACT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

31. TERM SHEET

31.1 It is recorded that the **MINING USER CONTRACT** constitutes one of many agreements to be executed pursuant to the **TERM SHEET**.

31.2 Notwithstanding anything to the contrary hereinbefore contained, upon the **SIGNATURE DATE**, the **TERM SHEET** shall, to the extent that it impacts upon the **MINING USER CONTRACT** and may be in conflict therewith, be deemed superseded by the **ERPM/ERGO MINING USER CONTACT** save that to the extent any dispute may arise in regard to the **MINING USER CONTRACT** then from an historical perspective, cognisance shall be taken of the **TERM SHEET** in order to determine the intentions of the **PARTIES** at the time of the conclusion thereof.

Thus done and signed by **CROWN** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-

For: Crown Gold Recoveries (Proprietary) Limited

/s/T Gwebu
director

_____   _____

Thus done and signed by **ERPM** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-

For: East Rand Proprietary Mines Limited

/s/T Gwebu
director

1.

_____   _____

Thus done and signed by the **ELSBURG JV** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Elsburg Gold Mining Joint Venture

_____/s/ D Pretorius

_____   /s/ DAW van der Walt - directror_____
                                      - duly authorised signatories -

Thus done and signed by **ERGO MINING** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Mining (Proprietary) Limited

1.

2. _____   /s/ LD Birrell _____
                                      - director -

Thus done and signed by **ERGO URANIUM** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Uranium (Proprietary) Limited

1.   /s/ DAW van der Walt
   _____   _____
                                      - director -

Thus done and signed by **MOGALE** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Mogale Gold (Proprietary) Limited

1.

2. _____   /s/ DAW van der Walt
                                                                        - director -